NEWS RELEASE

For Immediate Release                        August 12, 1998

Trading Symbol: ICCN (OTC:BB)

ICC SIGNS LETTER OF INTENT

Management announced today that it has entered into a Letter of Intent with the Yichang Hengda Graphite Group of Yichang,
People's Republic of China that advances the Company's project development mandate ahead of its original schedule.

Management has taken significant steps toward accelerating the mandate of the Company through potential investment in existing and newly constructed graphite processing plants in China. The key benefits of these acquisitions are that they will accelerate the Company toward cash flow from operations, push the Company's participation in high value graphite processing ahead by 2-4 years and allow the Company to offer an array of products to customers.

The first project is an 8,000 tons per annum (Tpa) Graphite Mine and Floatation Plant. This project has an established market for its output, selling product to domestic and export clients. ICC can realize early cash flow from its participation in this Joint Venture as plant commissioning is scheduled for fall/98. Detailed feasibility, infrastructure and major equipment installation are complete. This joint venture will benefit from preferential tax policies and incentives.

The second project is a 300 Tpa Graphite Sheet (Foil) Plant located at the Yichang site. This Joint Venture will be part of an expansion of Yichang's current sheet plant operations. There is an established export market for the proposed output of the new sheet plant. As well, Feasibility Study and approvals by the State Planning Commission and Economic Commissions are issued.

Both of these joint ventures are in addition to the 80% interest the Company has in ICC Liumao Graphite Products Ltd. as announced in the Company's News Release of July 29, 1998. The average internal rate of return of the three projects described herein is projected to be in excess of 90%.

The business of ICC is to construct and operate value-added graphite processing plants and sell resulting products to the world's markets. ICC is concentrating its current development in China due to its status as the world's number 1 producer of graphite and the low operating costs which contribute to the high rates of return anticipated by the Company.

This News Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to the risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties include, but are not limited to, those related to business conditions and the financial strength of the graphite industry.

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Contact: Investor Relations: 1-888-734-7774 or

Robert Tyson, Vice President, Corporate Communications - (604)
682-8445

E-Mail: info@carbonics.com

Web Site: www.integratedcarbonics.com